Exhibit 3.5

                            CERTIFICATE OF AMENDMENT
                                       OF
                      RESTATED CERTIFICATE OF INCORPORATION
                                       OF
                                 IA GLOBAL, INC.

         IA GLOBAL, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the "Corporation"), DOES HEREBY
CERTIFY:


         FIRST:   That the name of the corporation is IA Global, Inc.

         SECOND: That the Certificate of Incorporation was initially filed under the name foreignTV.com, Inc. with the Secretary of State of the State of Delaware on November 12, 1998.

         THIRD:   That this Certificate of Amendment to the Restated Certificate of Incorporation amends certain provisions of Article FOURTH as set forth below, which amendment was duly adopted by the Board of Directors of the Corporation, was declared advisable by the Board of Directors, and was approved at a duly called annual meeting of the stockholders of the Corporation pursuant to Sections 222 and 242 of the Delaware General Corporation Law.

         FOURTH: That the number of shares of common stock that the Corporation is authorized to issue shall be increased from 75,000,000 to 150,000,000, such that the Corporation shall be authorized to issue, following the filing of this Certificate of Amendment, 150,000,000 shares of common stock, par value $0.01 per share, and 5,000 shares of Preferred Stock, par value $0.01 per share.


         IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Corporation's Restated Certificate of Incorporation to be signed by Mark Scott, the Corporation's Secretary, as of this 17th day of June, 2004.

                               /s/ Mark Scott
                               --------------
                               Mark Scott, Chief Financial Officer and Secretary